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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2016	2015	2014	2013	2012
Income before income taxes	$4,053	$4,740	$5,089	$4,945	$3,166
Interest	363	373	369	361	378
Portion of rentals deemed to be interest	65	66	71	64	64

Income available for fixed charges	$4,481	$5,179	$5,529	$5,370	$3,608

Fixed charges:
Interest	$363	$373	$369	$361	$378
Portion of rentals deemed to be interest	65	66	71	64	64

Total fixed charges	$428	$439	$440	$425	$442

Ratio of earnings to fixed charges	10.48	11.78	12.57	12.63	8.17

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the total fixed charges. For purposes of this ratio, fixed charges consist of interest and that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1
THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES